UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

___________________________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

 ___________________________________

Fisker Inc.

(Name of Issuer)

Class A Common Stock, par value of $0.00001 per share

 (Title of Class of Securities)

33813J106

(CUSIP Number)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

___________________________________

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 5 Pages

CUSIP No. 33813J106	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS
Magna International Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
19,474,454 (1)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
19,474,454 (1)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,474,454 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.2% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	This amount consists entirely of Shares (as defined herein) that the Reporting Person has the right to acquire upon exercise of 19,474,454 Warrants (as defined herein).
(2)	This percentage is based upon 237,675,911 Shares outstanding, which is the sum of (i) 218,201,457 Shares outstanding as of November 17, 2023, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 22, 2023, and (ii) 19,474,454 Shares issuable upon exercise of Warrants held by the Reporting Person, which Shares have been added to the total Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 33813J106	Page 3 of 5 Pages

Item 1(a)	Name of Issuer:

Fisker Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

1888 Rosecrans Avenue, Manhattan Beach, California 90266

Item 2(a)	Name of Person Filing:

Magna International Inc. (the “Reporting Person”)

Item 2(b)	Address of Principal Business Office or, if None, Residence:

337 Magna Drive, Aurora, Ontario, L4G 7K1, Canada

Item 2(c)	Citizenship:

The Reporting Person is an Ontario, Canada corporation

Item 2(d)	Title of Class of Securities:

Class A Common Stock, par value of $0.00001 per share (the “Shares”)

Item 2(e)	CUSIP Number:

33813J106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of December 31, 2023, the Reporting Person may be deemed the beneficial owner of 19,474,454 Shares.  This amount consists entirely of Shares that the Reporting Person has the right to acquire upon exercise of 19,474,454 warrants, each with an exercise price of $0.01 (“Warrants”). The Warrants expire on October 29, 2030.

Sole investment and voting power of the Shares is exercised by the Reporting Person, acting through its Board of Directors (“Board”) and its management. The Reporting Person’s Board is comprised of Peter G. Bowie, Mary S. Chan, Hon. V. Peter Harder, Seetarama (Swamy) Kotagiri, Robert F. MacLellan, Mary Lou Maher, William A. Ruh, Dr. Indira V. Samarasekera, Lisa S. Westlake, Dr. Thomas Weber, Jan Hauser, Jay K. Kunkel and Matthew Tsien, and the Reporting Person’s management team is comprised of Seetarama (Swamy) Kotagiri, Patrick W. D. McCann, John H. Farrell, Tom Rucker, Bruce R. Cluney, Matteo Del Sorbo, Uwe Geissinger, Aaron D. McCarthy, Boris Shulkin and Eric J. Wilds. Each member of the Reporting Person’s Board and management team has shared voting and investment power over the Shares. Each member of the Reporting Person’s Board or management team disclaims any beneficial ownership of the reported Shares.

Item 4(b)	Percent of Class:

As of December 31, 2023, the Reporting Person may be deemed the beneficial owner of approximately 8.2% of Shares outstanding. This percentage is based upon 237,675,911 Shares outstanding, which is the sum of (i) 218,201,457 Shares outstanding as of November 17, 2023, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 22, 2023, and (ii) 19,474,454 Shares issuable upon exercise of Warrants held by the Reporting Person, which Shares have been added to the total Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

Item 4(c)	Number of Shares as to which such person has:

(i) Sole power to vote or direct the vote:	19,474,454

(ii) Shared power to vote or direct the vote:	0

(iii) Sole power to dispose or direct the disposition of:	19,474,454

(iv) Shared power to dispose or direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class.

This Item 5 is not applicable.

CUSIP No. 33813J106	Page 4 of 5 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group.

This Item 9 is not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 33813J106	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2024

Magna International Inc.

By:	/s/ Bassem A. Shakeel
	Name:	Bassem A. Shakeel
	Title:	Vice-President, Associate General Counsel and Corporate Secretary